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                                                               EXHIBIT 99(c)(29)

                                CONVERSION NOTICE


TO OACIS HEALTHCARE HOLDINGS CORP.:

               The undersigned is the registered holder of Warrant No. W-4 (the "WARRANT") issued by Oacis Healthcare Holdings Corp. (formerly HCS Holdings Corp.) ("OACIS") to purchase shares of Common Stock (formerly Class A Common Stock of Oacis. The undersigned understands that Oacis proposes to enter into an agreement with Science Applications International Corporation ("SAIC") pursuant to which Oacis would be acquired by SAIC by means of a tender offer followed by a merger (the "MERGER").

               Contingent upon and effective immediately prior to the consummation of the Merger, and without prejudice to the undersigned's ability to exercise or convert the Warrant at any earlier time, the undersigned hereby irrevocably converts the Warrant, in accordance with its terms, with respect to all shares of Oacis Common Stock covered by the Warrant which the undersigned would be entitled to receive upon the exercise hereof, so long as the Current Market Price (as such term is used in the Warrant) for purposes of such conversion is deemed to be equal to the consideration to be received in the Merger in respect of one (1) share of Oacis Common Stock.

Dated:  February 19, 1999

                                         BCIP TRUST ASSOCIATES, L.P.





                                         By: /s/ David C. Dominik
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